UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Forward Air Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

349853101
(CUSIP Number)

John Cannon
c/o Clearlake Capital Group, L.P.
233 Wilshire Blvd, Suite 800
Santa Monica, California 90401
(310) 400-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

∗
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 349853101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,825,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,825,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,825,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13D
CUSIP No. 349853101	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,825,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,825,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,825,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 349853101	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,825,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,825,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,825,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 349853101	Page 5 of 7 Pages
Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of Forward Air Corporation, a Tennessee corporation (the “Issuer”).  The Issuer’s principal executive office is located at 1915 Snapps Ferry Road, Greeneville, Tennessee 37745.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act, on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Clearlake Capital Group, L.P. (“Clearlake Capital Group”);
(ii)	José Enrique Feliciano (“Mr. Feliciano”); and
(iii)	Behdad Eghbali (“Mr. Eghbali”)

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the shares of Common Stock held for the accounts of Clearlake Capital Partners VII Finance, L.P., a Delaware limited partnership (“Clearlake Capital Partners VII”), and Clearlake Capital Partners VIII Finance, L.P., a Delaware limited partnership (“Clearlake Capital Partners VIII”), each of whose principal business is making investments and managing assets.  Clearlake Capital Group serves as the investment adviser to and controls each of Clearlake Capital Partners VII and Clearlake Capital Partners VIII. Mr. Feliciano and Mr. Eghbali are Managing Partners of Clearlake Capital Group.

(b) The address of the principal business office of each of the Reporting Persons is c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401.

(c) The principal business of Clearlake Capital Group is serving as investment adviser to Clearlake Capital Partners VII, Clearlake Capital Partners VIII, and other investment vehicles.  The principal occupation of each of Mr. Feliciano and Mr. Eghbali is to serve as Managing Partners of Clearlake Capital Group.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Clearlake Capital Group is a Delaware limited partnership. Each of Mr. Feliciano and Mr. Eghbali is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $102,594,193, including commissions, was paid to acquire the shares of Common Stock reported herein.  The source of funds used for the purchase of the shares of Common Stock reported herein by the Reporting Persons was the working capital of Clearlake Capital Partners VII and Clearlake Capital Partners VIII.  Positions may be held in the margin accounts and may be pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.

SCHEDULE 13D
CUSIP No. 349853101	Page 6 of 7 Pages
Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired the shares of Common Stock for investment purposes.  In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons are evaluating options for their current and future investment, if any.  Towards that end, the Reporting Persons may engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors (the “Board”), shareholders of the Issuer, advisors or other persons, regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto.  At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions, legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) seeking to influence or change the present Board or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (v) any of the other matters referred to in the instructions to Item 4 of Schedule 13D.  The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Issuer’s management, the Board, other Issuer shareholders, advisors or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The percentages set forth herein are based on an aggregate 27,699,916 shares of Common Stock outstanding as of August 2, 2024, as reported by the Issuer on its quarterly report for the fiscal quarter ended June 30, 2024 on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2024.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own a total of 3,825,000 shares of Common Stock, which amount represents approximately 13.8% of the outstanding shares of Common Stock.  This amount includes (i) 2,691,677 shares of Common Stock held for the account of Clearlake Capital Partners VII, which amount represents approximately 9.7% of the outstanding shares of Common Stock, and (ii) 1,133,323 shares of Common Stock held for the account of Clearlake Capital Partners VIII, which amount represents approximately 4.1% of the outstanding shares of Common Stock.  Each of the Reporting Persons has shared voting power and shared dispositive power of such beneficially owned shares of Common Stock with all of the other Reporting Persons.

(c) There have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

(d) Each of Clearlake Capital Partners VII and Clearlake Capital Partners VIII is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Clearlake Capital Partners VII relates to more than 5% of the class of Common Stock outstanding.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

In connection with jointly filing this Schedule 13D pursuant to the provisions of Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated August 14, 2024.

Exhibit 99.2	Power of Attorney of Reporting Persons (incorporated by reference to Exhibit No. 2 to the Schedule 13G filed by the Reporting Persons on February 8, 2021).

SCHEDULE 13D
CUSIP No. 349853101	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

Clearlake Capital Group, L.P.

	By:	/s/ John Cannon
		Name:	John Cannon
		Title:	Attorney-in-Fact

José Enrique Feliciano

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Behdad Eghbali

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).